UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)
For the fiscal year ended December 31, 2006
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)
For the transition period from                      to
Commission file number 1-12317
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below
National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office
National Oilwell Varco, Inc.
10000 Richmond Avenue
6th Floor
Houston, Texas 77042-4200

REQUIRED INFORMATION
The National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).
Item 4. In lieu of the requirements of Items 1, 2, and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and the Report of Independent Registered Public Accounting Firm thereon are being filed in this Report:
     (a) Report of Independent Registered Public Accounting Firm
     (b) Statements of Net Assets Available for Benefits — December 31, 2006 and 2005
     (c) Statement of Changes in Net Assets Available for Benefits — Year ended December 31, 2006; and
     (d) Notes to Financial Statements
The Consent of Independent Registered Public Accounting Firm to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-46459) pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (formerly,
National-Oilwell Retirement and Thrift Plan)
Financial Statements and Supplemental Schedule
December 31, 2006 and 2005, and Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm
The Benefit Plan Administrative Committee
National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (formerly, National-Oilwell Retirement and Thrift Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
               /s/ Ernst & Young LLP
Houston, Texas
June 28, 2007

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (formerly,
National-Oilwell Retirement and Thrift Plan)
Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Cash	$681,058	$2,295,457
Receivables:
Transfer from other qualified plan	—	669,838
Employer contributions	1,057,323	—
Employee contributions	1,030,815	—
Income	—	2,428
Sales not yet settled	759,337	430,998

Total receivables	2,847,475	1,103,264
Investments, at fair value	449,662,046	387,491,941

Total assets	453,190,579	390,890,662

Liabilities
Purchases not yet settled	1,807,665	1,732,028

Total liabilities	1,807,665	1,732,028

Net assets available for benefits, at fair value	451,382,914	389,158,634

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,157,277	2,000,454

Net assets available for benefits	$453,540,191	$391,159,088

See accompanying notes.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (formerly,
National-Oilwell Retirement and Thrift Plan)
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions:
Employer contributions	$26,852,403
Participant contributions	26,863,357
Participant rollovers	1,401,591
Investment income	13,379,409
Net appreciation in fair value of investments	26,958,500

Total additions	95,455,260

Deductions:
Benefits paid to participants	32,298,544
Corrective distributions	40,393
Administrative expenses	735,220

Total deductions	33,074,157

Net increase	62,381,103

Net assets available for benefits at:
Beginning of year	391,159,088

End of year	$453,540,191

See accompanying notes.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (formerly,
National-Oilwell Retirement and Thrift Plan)
Notes to Financial Statements
December 31, 2006
1. Description of Plan
The following description of the National-Oilwell Retirement and Thrift Plan, which effective January 1, 2006, was renamed the National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (the Plan), is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from National Oilwell Varco, L.P. (formerly, National-Oilwell, L.P.) (the Company). The Company is a wholly owned subsidiary of National-Oilwell, Inc., which effective March 11, 2005, merged with Varco International, Inc. (Varco), to form National Oilwell Varco, Inc. All employees who were employed by Varco on March 11, 2005, received active service credit for their period of service with Varco.
Effective as of the close of business on December 31, 2005, the Varco International, Inc. 401(k) Plan (the Varco Plan) merged into the Plan. Each former Varco employee who was eligible for the Varco Plan as of December 31, 2005, was eligible to participate in the Plan for purposes of Company contributions effective January 1, 2006.
General
The Plan was established effective April 1, 1987, for the benefit of the employees of the Company. The Plan is a defined contribution plan covering substantially all domestic employees who have completed at least six months of service until January 1, 2006, when Plan eligibility was changed from completion of six months of service to immediate participation for employees hired on or after January 1, 2006. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Participants may make both pretax and after-tax contributions to the Plan. The Plan allows pretax salary deferral contributions of 1% to 100% (less any after-tax contributions, required withholdings, or other elected deductions) of compensation, subject to certain Internal Revenue Service (IRS) limitations. After-tax contributions may be made at 1% to 18% of compensation. However, combined pretax and after-tax contributions, required withholdings, and other elected deductions cannot exceed 100% of compensation. Effective January 1, 2006, the Company matches 100% of the first 4% of each participant’s contribution. Prior to January 1, 2006, the Company matched 100% of the first 3% and 50% of the next 2% of each participant’s

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (formerly,
National-Oilwell Retirement and Thrift Plan)
Notes to Financial Statements (continued)
1. Description of Plan (continued)
contribution. The Company may also make a discretionary contribution to the Plan, the Employer Retirement Contribution. The amount of the Employer Retirement Contribution is determined based upon participants’ salary and years of service. For the year ended December 31, 2006, the Company contributed $14,561,559 of Employer Retirement Contributions. Participants must have completed one year of service in order to receive Company matching and Employer Retirement Contributions. However, Varco employees who were eligible for the Varco Plan as of December 31, 2005, are not required to complete the one year of service for the Company matching contribution. Each participant may direct the trustee to invest both the participant’s and the Company’s contributions in one or more of the investment options offered by the Plan.
Vesting
Participants are immediately vested in participant and employer contributions and the related earnings that have been credited to their accounts.
Benefit Payments
The Plan pays lump-sum benefits on retirement, disability, death, or termination of employment. In-service withdrawals, subject to certain rules and restrictions, may also be made from certain account balances.
Participant Loans
The Plan includes a loan provision that permits participants to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the total value of their Plan assets. The loans are payable in principal installments plus interest at prime plus 1% through payroll deductions and are due in one- to five-year terms, unless the loan is used to acquire a principal residence, in which case the loan term cannot exceed ten years.
Administrative Expenses
Certain administrative expenses are paid from the Plan’s assets. All other Plan expenses are paid by the Company.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (formerly,
National-Oilwell Retirement and Thrift Plan)
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are 100% vested in their accounts in any event. Assets would be distributed to participants as prescribed by ERISA.
2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Benefit payments to participants are recorded upon distribution.
New Accounting Pronouncement
In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.
As required by the FSP, investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s Statements of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (formerly,
National-Oilwell Retirement and Thrift Plan)
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Short-term investments and participant loans are stated at cost, which approximates fair value. Investments in common stocks and mutual funds are stated at fair value, based on quotations obtained from national securities exchanges. Investments in common collective trust funds include the Union Bond & Trust Company Stable Value Fund (formerly, Gartmore Morley Stable Value Fund), the Wachovia Bank Enhanced Stock Market Fund, and the Merrill Lynch Retirement Preservation Trust Fund. The Wachovia Bank Enhanced Stock Market Fund is recorded at net asset value on the valuation date as determined by the issuer based on the fair value of the underlying investments. Management has determined that the net asset value represents the Plan’s fair value.
The Union Bond & Trust Company Stable Value Fund and the Merrill Lynch Retirement Preservation Trust Fund (collectively, the Stable Value Funds) invest in fully benefit-responsive investment contracts (as defined in the FSP previously discussed), including primarily guaranteed and synthetic investment contracts issued by banks, insurance companies, and other issuers. The Stable Value Funds are recorded at fair value. As required by the aforementioned FSP, an adjustment is made to reflect the investments at contract value, which represents principal plus accrued income. The fair value of the guaranteed investment contracts is generally determined by discounting the scheduled future payments required under the contract. The fair value of wrap contracts reflects the discounted present value of the difference between the current wrap contract cost and its replacement cost, based on issue quotes. For investments underlying synthetic investment contracts, fair value generally is reflected by market value at close of business on the valuation date.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (formerly,
National-Oilwell Retirement and Thrift Plan)
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Risks and Uncertainties
The Plan provides for investments in various securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.
3. Investments
Individual investments that represent 5% or more of the Plan’s net assets at either December 31, 2006 or 2005, are as follows:

	December 31
	2006	2005

National Oilwell Varco, Inc., common stock	$30,382,539	$25,950,576
Alger LargeCap Growth Institutional Portfolio Fund	30,139,506	31,454,845
Wachovia Bank Enhanced Stock Market Fund	23,475,840	18,288,306
Union Bond & Trust Company Stable Value Fund (stated at contract value)	114,051,311	58,009,580
Merrill Lynch Retirement Preservation Trust Fund (stated at contract value)	—	47,275,589
During 2006, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

Common stocks	$409,553
Common collective trust funds	7,488,025
Mutual funds	19,060,922

Net appreciation	$26,958,500

4. Related-Party Transactions
Certain investments of the Plan are managed by Wachovia Bank. Wachovia Bank is the trustee of the Plan, and therefore, these transactions qualify as party-in-interest

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (formerly,
National-Oilwell Retirement and Thrift Plan)
Notes to Financial Statements (continued)
transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.
5. Income Tax Status
The Plan has received a determination letter from the IRS dated September 8, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan as amended and restated is qualified and the related trust is tax exempt.
6. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006, to the Form 5500:

Net assets available for benefits per the financial statements	$453,540,191
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,157,277)

Net assets available for benefits per the Form 5500	$451,382,914

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2006, to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$62,381,103
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,157,277)

Net increase in net assets available for benefits per Form 5500	$60,223,826

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (formerly,
National-Oilwell Retirement and Thrift Plan)
Notes to Financial Statements (continued)
6. Reconciliation of Financial Statements to Form 5500 (continued)
As fully described in Note 2, the FSP requires that fully benefit-responsive investment contracts be valued at contract value on the statements of net assets available for benefits, whereas the Form 5500 requires all investments to be valued at fair value. The fully benefit-responsive investment contracts were recorded at contract value in the Plan’s 2005 Form 5500, which will not be amended to reflect fair value.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (formerly,
National-Oilwell Retirement and Thrift Plan)
Schedule H, Line 4(i) — Schedule of Assets (Held At End of Year)
December 31, 2006
EIN: 76-0488987 PN: 001

Identity of Issue,
Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

*National Oilwell Varco, Inc.	496,609 shares of common stock	$30,382,539
Alger Retirement Group	Alger LargeCap Growth Institutional Portfolio Fund	30,139,506
Alger Retirement Group	Alger MidCap Growth Institutional Portfolio Fund	10,671,683
Allianz Global Investors	Allianz NFJ SmallCap Value Fund	6,878,584
American Funds	Growth Fund of America	11,811,637
Blackrock	Blackrock Basic Value Fund	11,333,801
Blackrock	Blackrock Focus Value Fund	640,637
Blackrock	Blackrock Global Allocation Fund	13,500,752
Blackrock	Blackrock International Value Fund	10,983,595
Blackrock	Blackrock US Government Fund	8,307,109
Davis Funds	Davis New York Venture Fund	11,089,341
Dreyfus Funds	Dreyfus Midcap Index Fund	12,485,696
Dreyfus Funds	Dreyfus Small Cap Stock Index Fund	3,413,888
Evergreen Investments	Evergreen Money Market Fund	1,799,654
Union Bond & Trust Company	Union Bond & Trust Company Stable Value Fund	111,894,034
Lord Abbett Family of Funds	Lord Abbett MidCap Value Fund	6,054,154
Managers Funds	The Managers Special Equity Fund	3,049,796
Oakmark Funds	The Oakmark International Fund	11,896,792
PIMCO Funds	PIMCO Total Return Portfolio Fund	21,877,925
Van Kampen Funds	Van Kampen Growth & Income Fund	14,813,847
Van Kampen Funds	Van Kampen Real Estate Securities Fund	5,582,986
Vanguard	Vanguard Balanced Index - Institutional Fund	10,175,495
Vanguard	Vanguard Growth Index - Institutional Fund	14,474,039
Vanguard	Vanguard Small Cap Growth Index Fund	4,132,071
Vanguard	Vanguard Small Cap Value Index Fund	4,366,540
Vanguard	Vanguard Total Bond Market Index Fund	8,179,231
Vanguard	Vanguard Total International Stock Index Fund	21,039,040
Vanguard	Vanguard Value Index - Institutional Fund	9,012,331
Various	Self-directed brokerage accounts	383,305
*Wachovia Bank	Enhanced Stock Market Fund	23,475,840
*Participant loans	Various maturities and interest rates ranging from 4.25% to 10.50%	15,816,198

		$449,662,046

*	Party-in-interest

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

June 28, 2007 Date	/s/Daniel L. Molinaro Daniel L. Molinaro
Member of the National Oilwell Varco
Benefits Plan Administrative Committee

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm